03010814

RECD S.E.C.

FEB 2 7 2003

1086

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

STRUCTURED ASSET MORTGAGE INVESTMENTS INC.	882253
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
FORM 8-K FOR February 26, 2003	333-56240
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
MAR 0 3 2003
THOMSON FINANCIAL

[TPW: NYLEGAL:126331.2] 15527-01264 02/26/03 11:31am

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

STRUCTURED ASSET MORTGAGE
INVESTMENTS INC.

By: By: /s/ Baron Silverstein
Name: Baron Silverstein
Title: Vice President

Dated: February 26, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) February 26, 2003

STRUCTURED ASSET MORTGAGE INVESTMENTS INC.
(Exact name of registrant as specified in its charter)

Delaware	333-68542	13-3633241
(State or Other Jurisdiction of Incorporation)	*(Commission File Number)*	*(I.R.S. Employer Identification No.)*

383 Madison Avenue New York, New York	10179
(Address of Principal Executive Offices)	*(Zip Code)*

Registrant's telephone number, including area code, is (212) 272-2000

Item 5. Other Events.

On or about February 28, 2003, the Registrant will cause the issuance and sale of approximately $1,166,341,000 initial principal amount of Bear Stearns ARM Trust 2003-1 Mortgage Pass-Through Certificates, Series 2003-1 (the "Certificates") pursuant to a Pooling and Servicing Agreement to be dated as of February 1, 2003, between the Registrant as seller, Wells Fargo Bank Minnesota, National Association as master servicer and securities administrator, EMC Mortgage Corporation and JPMorgan Chase Bank, as trustee.

In connection with the sale and the Series 2003-1, Class I-A-1, Class II-A-1, Class III-A-1, Class IV-A-1, Class V-A-1, Class VI-A-1, Class VII-A-1, Class VII-A-X, Class VIII-A-1, Class VIII-A-X, Class M, Class B-1, Class B-2, Class B-3, Class R-I, Class R-II and Class R-III Certificates (together the "Underwritten Certificates"), the Registrant has been advised by Bear, Stearns & Co. Inc. (the "Underwriter"), that the Underwriter has furnished to prospective investors certain computational materials (the "Computational Materials") with respect to the Underwritten Certificates following the effective date of Registration Statement No. 333-68542, which Computational Materials are being filed as exhibits to this report,

The Computational Materials have been provided by the Underwriter. The information in the Computational Materials is preliminary and may be superseded by the Prospectus Supplement relating to the Certificates and by any other information subsequently filed with the Securities and Exchange Commission.

The Computational Materials were prepared by the Underwriter at the request of certain prospective investors, based on assumptions provided by, and satisfying the special requirements of, such prospective investors. The Computational Materials may be based on assumptions that differ from the assumptions set forth in the Prospectus Supplement. The Computational Materials may not include, and do not purport to include, information based on assumptions representing a complete set of possible scenarios. Accordingly, the Computational Materials may not be relevant to or appropriate for investors other than those specifically requesting them.

In addition, the actual characteristics and performance of the mortgage loans underlying the Underwritten Certificates (the "Mortgage Loans") may differ from the assumptions used in the Computational Materials, which are hypothetical in nature and which were provided to certain investors only to give a general sense of how the yield, average life, duration, expected maturity, interest rate sensitivity and cash flow characteristics of the Underwritten Certificates might vary under varying prepayment and other scenarios. Any difference between such assumptions and the actual characteristics and performance of the Mortgage Loans will affect the actual yield, average life, duration, expected maturity, interest rate sensitivity and cash flow characteristics of the Underwritten Certificates.

Item 7. Financial Statements, *Pro Forma* Financial Information and Exhibits

(a) Financial Statements.

Not applicable.

(b) *Pro Forma* Financial Information.

Not applicable.

(c) Exhibits

Exhibit No.	**Item 601(a) of Regulation S-K Exhibit No.**	**Description**
1	99	Computational Materials—Computational Materials (as defined in Item 5) that have been provided by the Underwriter to certain prospective purchasers of Bear Stearns ARM Trust 2003-1 Mortgage Pass-Through Certificates, Series 2003-1 (filed in paper pursuant to the automatic SEC exemption pursuant to Release 33-7427, August 7, 1997)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

STRUCTURED ASSET MORTGAGE
INVESTMENTS INC.

By: By: /s/ Baron Silverstein
Name: Baron Silverstein
Title: Vice President

Dated: February 26, 2003

EXHIBIT INDEX

Exhibit Number	Item 601(a) of Regulation S-K Exhibit No.	Sequentially Numbered Description	Page
1	99	Computational Materials	Filed Manually

New Issue Marketing Materials

$1,166,341,000 (Approximate)

Bear Stearns ARM Trust
Mortgage Pass-Through Certificates, Series 2003-1

Structured Asset Mortgage Investments, Inc.
Depositor

Wells Fargo Bank Minnesota, NA
Master Servicer

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All statistical Information is preliminary and based upon Information as of February 1, 2003.

February 26, 2003

$1,166,341,000 (approx)

Bear Stearns ARM Trust

Mortgage Pass-Through Certificates, Series 2003-1

Hybrid ARM Mortgage Loans

Class	Certificate Size (1)	Expected Ratings (S&P/Moodys)	Credit Enhance %age (2)	Interest Rate Type	Collateral Type	Index Type (% of Group)	Certificate Type
I-A-1	$239,692,900	AAA/Aaa	7.00%	WAC (3)	5/1 Hybrids	1-Yr. LIBOR (40%) 6-Mo. LIBOR (8%) 1-Yr. CMT (52%)	Group I Senior
II-A-1	$113,342,700	AAA/Aaa	7.00%	WAC (4)	7/1Hybrids	1-Yr. LIBOR (54%) 6-Mo. LIBOR (14%) 1-Yr. CMT (32%)	Group II Senior
III-A-1	$190,689,900	AAA/Aaa	7.00%	WAC (5)	10/1Hybrids	1-Yr. LIBOR (20%) 6-Mo. LIBOR (2%) 1-Yr. CMT (78%)	Group III Senior
IV-A-1	$25,928,500	AAA/Aaa	7.00%	WAC (6)	3/1 Hybrids	1-Yr. LIBOR (28%) 6-Mo. LIBOR (4%) 1-Yr. CMT (68%)	Group IV Senior
V-A-1	$167,595,200	AAA/Aaa	7.00%	WAC (7)	10/1 Hybrids	1-Yr. LIBOR (17%) 6-Mo. LIBOR (38%) 1-Yr. CMT (45%)	Group V Senior
VI-A-1	$254,617,100	AAA/Aaa	7.00%	WAC (8)	7/1 Hybrids	1-Yr. LIBOR (2%) 6-Mo. LIBOR (5%) 1-Yr. CMT (93%)	Group VI Senior
VII-A-1	$74,817,300	AAA/Aaa	7.00%	Fixed (9)	5/1 Hybrids	1-Yr. LIBOR (83%) 6-Mo. LIBOR (1%) 1-Yr. CMT (16%)	Group VII Senior
VII-A-X	Notional (10)	AAA/Aaa	7.00%	WAC (10)	5/1 Hybrids	1-Yr. LIBOR (83%) 6-Mo. LIBOR (1%) 1-Yr. CMT (16%)	Group VII Senior IO
VIII-A-1	$25,110,300	AAA/Aaa	7.00%	WAC (11)	7/1 Hybrids	1-Yr. LIBOR (30%) 6-Mo. LIBOR (8%) 1-Yr. CMT (62%)	Group VIII Senior
VIII-A-X	Notional (12)	AAA/Aaa	7.00%	Fixed (12)	7/1 Hybrids	1-Yr. LIBOR (30%) 6-Mo. LIBOR (8%) 1-Yr. CMT (62%)	Group VIII Senior IO
M	$44,023,800	AA+/Aaa	3.25%	WAC (13)	Total Portfolio	Total Portfolio	Crossed Mezzanine
B-1	$13,500,700	AA/Aa2	2.10%	WAC (13)	Total Portfolio	Total Portfolio	Crossed Subordinate
B-2	$9,978,800	A/A2	1.25%	WAC (13)	Total Portfolio	Total Portfolio	Crossed Subordinate
B-3	$7,043,800	BBB/Baa2	0.65%	WAC (13)	Total Portfolio	Total Portfolio	Crossed Subordinate

(1) The Certificate Sizes are approximate and subject to a +/- 10% variance.

(2) The Credit Enhancement percentages are preliminary and are subject to change based upon the final pool as of the Cut-off Date and additional rating agency analysis.

(3) The Class I-A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group I Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 5.083%.

(4) The Class II-A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group II Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 5.430%.

(5) The Class III-A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group III Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 5.468%.

(6) The Class IV-A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group IV Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.560%.

(7) The Class V-A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group V Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 5.464%.

(8) The Class VI-A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group VI Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 5.235%.

(9) Up to and including the Distribution Date in January 2008, the Class VII-A-1 Certificates will have an interest rate equal to the lesser of (i) the fixed interest rate for the Class VII-A Certificates and (ii) the Net Rates of the Group VII Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 3.812%. After the Distribution Date in January 2008, the Class VII-A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group VII Mortgage Loans.

(10) Up to and including the Distribution Date in January 2008, the Class VII-A-X Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the excess, if any, of the weighted average Net Rates of the Group VII Mortgage Loans minus the Class VII-A-1 pass-through rate. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 1.456% per annum based on a notional balance equal to the Class VII-A-1 current principal balance. After the Distribution Date in January 2008, the Class VII-A-X will not bear interest.

(11) Up to and including the Distribution Date in November 2009, the Class VIII-A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group VIII Mortgage Loans less 0.384%. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.989%. After the Distribution Date in November 2009, the Class VIII-A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group VIII Mortgage Loans.

(12) Up to and including the Distribution Date in November 2009, the Class VIII-A-X Certificate will bear interest at a fixed rate equal to 0.384% per annum based on a notional balance equal to the Class VIII-A-1 current principal amount. After the Distribution Date in November 2009, the Class VIII-A-X will not bear interest.

(13) The Class M and B Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Pass-Through Rates of all Senior Certificates weighted in proportion to the results of subtracting from the aggregate principal balance of each Mortgage Loan Group, the Class Principal Balance of the related Classes of Senior Certificates. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 5.287%.

Depositor/Seller:	Structured Assets Mortgage Investments ("SAMI")
Master Servicer:	Wells Fargo Bank Minnesota, National Association
Trustee/Paying Agent:	Bank One, National Association
Originators/Underlying Servicers:	The Underlying Servicers for the Mortgage Loans are Wells Fargo Home Mortgage, Inc. (approximately 42%), Countrywide Home Loans, Inc. (approximately 22%), E*Trade Bank (approximately 3%) Cendant Mortgage Corporation (approximately 9%), GMAC Mortgage Corporation (approximately 2%), Chevy Chase Bank, F.S.B. (approximately 3%), Alliance Mortgage Company (approximately 6%), Washington Mutual (approximately 10%), and Nexstar (approximately 2%). All of the Mortgage Loans were originated or acquired by their respective underlying servicer other than the loans serviced by Alliance which were originated by ELoan.
Cut-off Date:	February 1, 2002
Closing Date:	February 28, 2003
Rating Agencies:	Standard & Poor's and Moody's Investors Service
Legal Structure:	REMIC
Optional Call:	5% cleanup call
Distribution Date:	25th of each month, or next business day, commencing March 25, 2003
Remittance Type:	Scheduled/Scheduled
Form of Registration:	The investment grade Certificates will be issued in book-entry form through DTC.
Cross-Collateralization:	The Class M and B Certificates will be cross-collateralized subordinate certificates issued for the mortgage pool.
ERISA:	The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with the legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.

SMMEA: The Senior and Class B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Advancing Obligation: Each Underlying Servicer is obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent they are deemed recoverable. The Master Servicer will be required to advance to the extent that an Underlying Servicer fails in its obligation.

Compensating Interest: Each Underlying Servicer is required to cover interest shortfalls as a result of full prepayments to the extent of their aggregate servicing compensation.

Other Certificates: The following Classes of "Other Certificates" will be issued in the indicated approximate original principal amounts, which will provide credit support to the related Offered Certificates, but are not offered hereby.

Certificate	Orig. Balance	PT Rate
Class B-4	$3,521,800	WAC (see footnote 13)
Class B-5	$1,760,900	WAC (see footnote 13)
Class B-6	$2,348,519	WAC (see footnote 13)

Collateral Description: As of February 1, 2003, the aggregate principal balance of the Mortgage Loans described herein is approximately $1.2 billion. The Mortgage Loans are conventional, adjustable rate One-Year LIBOR, One-Year CMT or Six-Month LIBOR indexed mortgage loans with initial rate adjustments occurring either three, five, seven or ten years after the date of origination ("Hybrid ARMs"). The Mortgage Loans are secured by first liens on one- to four-family residential properties. Each mortgage loan is fully amortizing over their original term (generally 30-years) other than approximately 31% of the mortgage pool that allow for payments of interest only for a term equal to the initial fixed period of the mortgage loan. After such interest only period, such mortgage loans will fully amortize over its remaining term.

Below is a further summary of the collateral characteristics of the Mortgage Loans by each mortgage loan group and the total pool (information has been provided as of February 1, 2003):

MLG	% of Pool	Gross WAC	Net WAC	WAM (mos.)	Gross Margin	Net Margin	Initial Cap	Period Cap	Max Rate	Mos to Roll
I	21.95%	5.412%	5.083%	358	2.540%	2.211%	5.024%	2.000%	10.515%	58
II	10.38%	5.719%	5.430%	357	2.434%	2.145%	4.882%	1.918%	10.777%	81
III	17.47%	5.759%	5.468%	357	2.607%	2.316%	4.922%	1.835%	10.796%	117
IV	2.37%	4.886%	4.560%	357	2.677%	2.351%	2.183%	1.963%	10.525%	33
V	15.35%	5.813%	5.464%	357	2.401%	2.052%	4.913%	1.659%	10.857%	118
VI	23.32%	5.609%	5.235%	359	2.722%	2.348%	4.950%	2.000%	10.661%	83
VII	6.85%	5.543%	5.268%	359	2.457%	2.182%	4.976%	2.000%	10.555%	58
VIII	2.30%	5.681%	5.373%	357	2.577%	2.269%	4.878%	1.980%	10.742%	81
Totals:	**100%**	**5.614%**	**5.287%**	**358**	**2.560%**	**2.233%**	**4.883%**	**1.909%**	**10.686%**	**86**

See the attached collateral descriptions for more information. NOTE: the information related to the Mortgage Loans described herein reflects information as of the February 1, 2003. It is expected that on or prior to the Closing Date, scheduled and unscheduled principal payments will reduce the principal balance of the Mortgage Loans as of the Cut-off Date and may cause a decrease in the aggregate principal balance of the Mortgage Loans, as reflected herein, of up to 10%. **Consequently, the initial principal balance of any of the Offered Certificates by the Closing Date is subject to an increase or decrease of up to 10% from amounts shown on the front cover hereof.**

Underwriting Standards: The Mortgage Loans were underwritten to the guidelines of the respective originator as more fully described in the prospectus supplement

Credit Enhancement: Credit Enhancement for the Certificates will be provided by a senior/subordinate shifting interest structure. The Class M and B Certificates are cross-collateralized and provide credit enhancement for the Class A Certificates. The Class B Certificates provide Credit Enhancement for the Class M and Class B Certificates.

Cash-Flow Description:

Distributions on the Certificates will be made on the 25th day of each month (or next business day). The payments to the Certificates, to the extent of available funds, will be made according to the following priority:

Available Funds:

1. Payment of interest to the holders of the Class I-A, Class II-A, Class III-A, Class IV-A, Class V-A, Class VI-A, Class VII-A, Class VII-X, Class VIII-A and Class VIII-X Certificates at a rate equal to their respective Pass-Through Rates (as described on the cover page hereof);
2. Payment of principal to the holders of the Class I-A, Class II-A, Class III-A, Class IV-A ,Class V-A, Class VI-A, Class VII-A and Class VIII-A Certificates in an amount equal to their respective Group's Senior Optimal Principal Amount; and
3. Payment of interest and principal sequentially to the Class M and B Certificates in order of their numerical class designations, beginning with the Class M Certificates, so that each such Class shall receive (a) the weighted average Net Mortgage Rate of the Mortgage Loans, and (b) such class' Allocable Share of the Subordinate Optimal Principal Amount.

Shifting Interest:

The Senior Certificates will be entitled to receive 100% of the prepayments on the Mortgage Loans up to and including February 2010. The Senior Prepayment Percentage can be reduced to the Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the Subordinate Percentage (which includes the Mezzanine) over the next five years provided that (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Notwithstanding the foregoing, if after 3 years the current Subordinate Percentage is equal to two times the initial Subordinate Percentage and (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed a) on or prior to February 2006, 20% or b) after February 2006, 30%, then prepayments will be allocated on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the subordinate prepayment percentage can be allocated to the subordinate classes.

Allocation of Losses:

Realized Losses on the Mortgage Loans will be allocated to the most junior class of Certificates outstanding beginning with the Class B-6 Certificates, until the Certificate Principal Balance of each Subordinate Class has been reduced to zero. After the Class B Certificates have been reduced to zero, Realized Losses will be allocated to the Class M Certificates. Thereafter, Realized Losses on the Group I Mortgage Loans will be allocated to the Class I-A Certificates, realized losses on the Group II Mortgage Loans will be allocated pro rata to the Class II-A Certificates, realized losses on the Group III Mortgage Loans will be allocated pro rata to the Class III-A Certificates, realized losses on the Group IV Mortgage Loans will be allocated pro rata to the Class IV-A Certificates, realized losses on the Group V Mortgage Loans will be allocated pro rata to the Class V-A Certificates, realized losses on the Group VI Mortgage Loans will be allocated pro rata to the Class VI-A Certificates, realized losses on the Group VII Mortgage Loans will be allocated pro rata to the Class VII-A Certificates and realized losses on the Group VIII Mortgage Loans will be allocated pro rata to the Class VIII-A Certificates.

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those, reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models or performance analysis, which are likely to produce different results, and any other further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or liquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

BSARM 2003-01

BSARM 2003-01

PROD TYPE2	Count	Balance	Percent	GWAC	NWAC	Min GWAC	Max GWAC	Avg Balance	Gr. Margin	Init Rate	Periodic Rate	Min Rate	Max Rate	Orig Term	Age	Rem Term	LTV	FICO	Mo. Roll
1. 5 YR HYBRID	546	257,734,626.83	21.95	5.412	5.083	4.000	7.500	472,041.44	2.540	5.024	2.000	2.540	10.515	360	2	358	66.42	710.34	58.06
2. 7 YR HYBRID	270	121,873,940.35	10.38	5.719	5.430	5.000	6.500	451,384.96	2.434	4.882	1.918	2.434	10.777	360	3	357	68.73	734.58	81.39
3. 10 YR HYBRI	410	205,042,938.36	17.47	5.759	5.468	5.125	7.125	500,104.73	2.607	4.922	1.835	2.607	10.796	360	3	357	60.85	743.11	117.09
4. 3 YR HYBRID	64	27,880,137.88	2.37	4.886	4.560	2.875	6.875	435,627.15	2.677	2.183	1.963	2.677	10.525	360	3	357	65.26	714.11	33.15
5. 10 YR HYBRI	340	180,209,913.50	15.35	5.813	5.464	5.000	6.875	530,029.16	2.401	4.913	1.659	2.401	10.857	359	2	357	62.63	731.58	118.16
6. 7 YR HYBRID	607	273,781,845.54	23.32	5.609	5.235	3.500	6.750	451,040.93	2.722	4.950	2.000	2.722	10.661	360	1	359	64.92	733.48	82.59
7. 5 YR HYBRID	170	80,448,744.09	6.85	5.543	5.268	4.125	7.250	473,227.91	2.457	4.976	2.000	2.457	10.555	360	1	359	69.90	725.16	58.51
8. 7 YR HYBRID	57	27,000,373.30	2.30	5.681	5.373	4.625	7.125	473,690.76	2.577	4.878	1.980	2.577	10.742	360	3	357	66.04	730.46	80.83
TOTAL	**2,464**	**1,173,972,519.85**	**100.00**	**5.614**	**5.287**	**2.875**	**7.500**	**476,449.89**	**2.560**	**4.883**	**1.909**	**2.560**	**10.686**	**360**	**2**	**358**	**64.96**	**728.78**	**85.70**

Current Balance

CURRENT BALANCE	Group1	Group2	Group3	Group4	Group5	Group6	Group7	Group8	Total
- 100,000	0.28	0.15	999.00	0.52	999.00	0.17	0.00	0.00	0.19
100,001 - 150,000	1.02	0.18	999.00	1.38	999.00	0.38	0.00	0.00	0.55
150,001 - 200,000	0.42	0.85	999.00	0.00	999.00	1.19	0.00	1.97	0.66
200,001 - 250,000	0.98	1.12	999.00	1.51	999.00	1.68	0.00	0.00	1.03
250,001 - 300,000	1.29	2.90	999.00	0.93	999.00	3.22	0.37	1.04	1.73
300,001 - 350,000	6.44	11.02	999.00	13.05	999.00	9.11	11.20	13.84	8.09
350,001 - 400,000	15.26	14.53	999.00	14.88	999.00	13.97	19.59	16.99	15.46
400,001 - 450,000	11.11	13.61	999.00	12.27	999.00	13.48	13.23	7.91	11.93
450,001 - 500,000	11.75	15.19	999.00	6.89	999.00	13.54	9.40	16.24	12.22
500,001 - 550,000	6.76	8.19	999.00	13.34	999.00	9.44	14.96	3.97	8.84
550,001 - 600,000	6.62	9.06	999.00	10.30	999.00	9.34	10.06	8.54	8.25
600,001 - 650,000	7.95	10.41	999.00	15.58	999.00	9.02	6.29	6.96	8.85
650,001 - 700,000	3.58	0.55	999.00	2.51	999.00	0.98	2.52	2.59	2.49
700,001 - 750,000	3.66	1.82	999.00	0.00	999.00	2.11	1.82	8.10	2.61
750,001 - 800,000	3.21	0.65	999.00	0.00	999.00	3.41	0.00	0.00	2.59
800,001 - 850,000	1.50	0.66	999.00	0.00	999.00	1.19	1.03	0.00	1.54
850,001 - 900,000	1.60	2.91	999.00	0.00	999.00	1.60	1.08	0.00	1.72
900,001 - 950,000	1.48	1.50	999.00	3.41	999.00	1.68	2.28	0.00	2.13
950,001 - 1,000,000	7.90	2.46	999.00	3.44	999.00	3.63	4.91	7.24	5.81
1,000,001 +	7.19	2.24	999.00	0.00	999.00	0.84	1.27	4.60	3.30
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Loan to Value

LOAN TO VALUE	Group1	Group2	Group3	Group4	Group5	Group6	Group7	Group8	Total
0.01 - 30.00	2.51	1.94	999.00	2.01	999.00	3.11	0.67	2.79	2.74
30.01 - 40.00	6.23	2.91	999.00	3.55	999.00	4.53	2.66	5.82	5.16
40.01 - 50.00	11.09	6.05	999.00	11.20	999.00	9.84	3.50	5.79	10.55
50.01 - 60.00	12.06	11.57	999.00	15.70	999.00	13.63	14.36	11.49	13.26
60.01 - 65.00	9.47	8.01	999.00	8.57	999.00	10.60	9.11	16.06	10.10
65.01 - 70.00	14.49	13.93	999.00	13.78	999.00	20.34	14.57	12.89	16.17
70.01 - 75.00	13.46	15.49	999.00	14.84	999.00	8.56	13.03	9.39	11.28
75.01 - 80.00	28.20	38.51	999.00	26.66	999.00	27.42	36.05	32.52	28.59
80.01 - 85.00	0.35	0.00	999.00	1.19	999.00	0.69	0.71	0.00	0.37
85.01 - 90.00	1.19	0.95	999.00	2.51	999.00	1.07	3.04	1.50	1.11
90.01 - 95.00	0.95	0.64	999.00	0.00	999.00	0.22	2.30	1.78	0.67
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

BSARM 2003-01

Gross Rate

CURRENT GROSS COUPON	1	2	3	4	5	6	7	8	Total
- 4.999	6.60	0.00	999.00	58.99	999.00	4.45	5.69	10.42	5.53
5.000 - 5.249	10.96	1.04	999.00	8.78	999.00	4.52	15.61	1.84	6.86
5.250 - 5.499	20.10	12.74	999.00	16.66	999.00	14.21	17.77	9.36	16.53
5.500 - 5.749	22.05	34.42	999.00	3.94	999.00	30.05	28.16	12.87	25.51
5.750 - 5.999	22.38	36.87	999.00	1.80	999.00	36.38	18.85	51.79	28.85
6.000 - 6.249	10.13	10.79	999.00	6.63	999.00	9.03	5.47	5.97	10.79
6.250 - 6.499	4.27	3.38	999.00	1.96	999.00	1.14	4.23	2.78	3.70
6.500 - 6.749	1.80	0.75	999.00	0.00	999.00	0.00	1.55	3.54	1.21
6.750 - 6.999	1.30	0.00	999.00	1.24	999.00	0.22	1.40	0.00	0.66
7.000 - 7.249	0.09	0.00	999.00	0.00	999.00	0.00	0.00	1.43	0.15
7.250 - 7.499	0.09	0.00	999.00	0.00	999.00	0.00	1.27	0.00	0.12
7.500 - 7.749	0.25	0.00	999.00	0.00	999.00	0.00	0.00	0.00	0.09
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Credit Score

FICO SCORE	1	2	3	4	5	6	7	8	Total
- 600	0.40	0.82	999.00	0.93	999.00	1.39	0.00	0.00	0.62
601 - 620	0.89	0.00	999.00	1.40	999.00	1.39	0.48	0.00	0.88
621 - 640	3.43	0.99	999.00	9.22	999.00	1.28	1.03	0.00	2.23
641 - 660	8.00	3.30	999.00	7.08	999.00	5.95	4.36	10.89	5.87
661 - 680	15.49	8.89	999.00	20.31	999.00	6.62	5.79	1.84	9.98
681 - 700	12.60	8.57	999.00	6.87	999.00	8.21	14.03	13.45	10.08
701 - 720	8.14	11.57	999.00	3.82	999.00	11.28	15.10	19.73	10.40
721 - 740	13.29	14.11	999.00	7.05	999.00	14.38	22.44	8.37	14.15
741 - 760	11.56	20.37	999.00	14.33	999.00	16.15	19.41	15.99	15.40
761 - 780	13.37	20.97	999.00	23.49	999.00	16.08	12.30	15.23	16.37
781 - 800	10.29	8.89	999.00	5.50	999.00	13.52	5.06	9.16	11.36
801 +	2.55	1.52	999.00	0.00	999.00	3.74	0.00	5.34	2.66
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Original Term

STATED ORIGINAL TERM	1	2	3	4	5	6	7	8	Total
181 - 240	0.32	0.00	999.00	0.00	999.00	0.00	0.00	0.00	0.12
241 - 359	0.09	0.00	999.00	0.00	999.00	0.00	0.00	0.00	0.09
360 - 360	99.59	100.00	999.00	100.00	999.00	100.00	100.00	100.00	99.79
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Gross Margin

GROSS COUPON MARGIN	1	2	3	4	5	6	7	8	Total
2.000 - 2.249	14.02	8.21	999.00	3.72	999.00	0.00	0.00	2.00	9.02
2.250 - 2.499	33.47	50.01	999.00	10.47	999.00	5.92	59.76	31.68	24.86
2.500 - 2.749	0.25	1.58	999.00	0.00	999.00	0.00	0.00	0.00	0.35
2.750 - 2.999	51.48	40.20	999.00	83.85	999.00	93.91	38.84	66.32	65.29
3.000 - 3.249	0.51	0.00	999.00	1.96	999.00	0.00	1.40	0.00	0.33
3.250 - 3.499	0.08	0.00	999.00	0.00	999.00	0.00	0.00	0.00	0.03
3.750 - 3.999	0.14	0.00	999.00	0.00	999.00	0.17	0.00	0.00	0.09
4.250 - 4.499	0.05	0.00	999.00	0.00	999.00	0.00	0.00	0.00	0.02

BSARM 2003-01

Gross Margin

GROSS COUPON MARGIN	1	2	3	4	5	6	7	8	Total
TOTAL	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00

Maximum Rate

ARM MAX RATE	1	2	3	4	5	6	7	8	Total
8.500 - 8.999	0.00	0.00	999.00	1.43	999.00	0.37	0.00	0.00	0.12
9.000 - 9.499	1.22	0.00	999.00	2.00	999.00	0.31	0.51	0.00	0.61
9.500 - 9.999	4.52	0.00	999.00	13.34	999.00	3.12	5.17	10.42	3.33
10.000 - 10.499	29.39	13.69	999.00	21.18	999.00	17.70	32.19	6.57	22.23
10.500 - 10.999	42.20	65.84	999.00	36.61	999.00	64.07	47.02	63.18	52.63
11.000 - 11.499	14.12	13.92	999.00	24.20	999.00	10.65	10.89	13.38	14.86
11.500 - 11.999	5.92	6.47	999.00	1.24	999.00	3.25	2.94	5.02	4.74
12.000 - 12.499	2.01	0.08	999.00	0.00	999.00	0.55	1.27	1.43	1.25
12.500 - 12.999	0.61	0.00	999.00	0.00	999.00	0.00	0.00	0.00	0.23
TOTAL	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00

State

STATE	1	2	3	4	5	6	7	8	Total
AL	0.21	0.41	999.00	0.00	999.00	0.21	0.00	0.00	0.17
AR	0.04	0.00	999.00	0.00	999.00	0.11	0.00	0.00	0.04
AZ	0.93	1.06	999.00	0.29	999.00	0.91	5.12	0.00	1.12
CA	54.38	39.60	999.00	41.51	999.00	54.26	33.23	15.95	46.18
CO	1.97	4.60	999.00	7.13	999.00	2.17	5.94	3.01	2.74
CT	2.47	0.68	999.00	1.39	999.00	1.93	1.34	2.59	2.41
DC	1.34	1.05	999.00	0.00	999.00	0.82	1.19	0.00	1.07
DE	0.00	0.00	999.00	0.00	999.00	0.25	0.00	0.00	0.21
FL	2.52	2.20	999.00	1.25	999.00	2.03	2.95	1.50	2.14
GA	1.43	12.68	999.00	0.00	999.00	3.30	0.00	39.70	3.81
HI	0.68	0.27	999.00	0.00	999.00	0.38	2.61	3.54	0.63
IA	0.11	0.00	999.00	0.00	999.00	0.71	0.00	0.00	0.21
ID	0.11	0.29	999.00	0.00	999.00	0.07	0.00	0.00	0.09
IL	3.88	4.10	999.00	16.04	999.00	3.06	7.16	0.00	4.48
IN	0.51	0.41	999.00	0.23	999.00	0.00	0.92	0.00	0.35
KS	0.37	0.33	999.00	0.00	999.00	0.00	0.00	0.00	0.25
KY	0.33	0.00	999.00	0.00	999.00	0.15	0.51	1.85	0.28
LA	0.13	0.00	999.00	0.00	999.00	0.00	0.00	0.00	0.05
MA	3.27	5.97	999.00	1.40	999.00	1.97	5.62	7.27	4.71
MD	0.90	2.06	999.00	1.14	999.00	3.55	1.11	1.48	2.40
ME	0.00	0.00	999.00	0.00	999.00	0.00	0.37	0.00	0.03
MI	1.34	0.85	999.00	1.77	999.00	0.88	7.46	2.00	1.74
MN	1.53	0.26	999.00	2.00	999.00	1.77	0.00	1.29	1.34
MO	0.32	0.00	999.00	5.05	999.00	0.42	0.00	0.00	0.51
MS	0.09	0.00	999.00	0.00	999.00	0.00	0.00	0.00	0.03
MT	0.00	0.00	999.00	0.00	999.00	0.00	0.00	0.00	0.05
NC	1.10	0.77	999.00	0.45	999.00	0.67	1.70	4.32	1.03
NE	0.00	0.00	999.00	0.00	999.00	0.16	0.00	0.00	0.04
NH	0.37	0.00	999.00	0.00	999.00	0.14	0.89	0.00	0.31
NJ	3.76	3.53	999.00	2.64	999.00	4.74	3.87	4.08	4.42
NM	0.13	0.00	999.00	0.00	999.00	0.12	0.00	0.00	0.08

State

STATE	1	2	3	4	5	6	7	8	Total
NV	0.70	0.28	999.00	0.47	999.00	0.23	1.08	0.00	0.52
NY	3.93	4.97	999.00	0.00	999.00	2.24	2.47	0.00	3.39
OH	0.57	1.63	999.00	2.80	999.00	0.19	2.54	0.00	0.90
OK	0.00	0.28	999.00	0.00	999.00	0.00	0.00	0.00	0.03
OR	0.61	0.00	999.00	0.00	999.00	0.20	0.44	3.62	0.47
PA	0.75	1.01	999.00	0.00	999.00	1.03	3.17	1.04	1.32
RI	0.12	0.00	999.00	0.00	999.00	0.00	0.00	0.00	0.04
SC	0.04	0.23	999.00	0.00	999.00	0.84	0.00	0.00	0.27
SD	0.00	0.00	999.00	0.00	999.00	0.00	0.00	0.00	0.03
TN	0.13	0.40	999.00	1.09	999.00	0.24	0.00	0.00	0.32
TX	2.22	1.93	999.00	2.19	999.00	3.54	2.13	0.74	3.00
UT	0.22	0.00	999.00	0.00	999.00	0.18	0.40	0.00	0.24
VA	3.93	3.65	999.00	0.00	999.00	4.33	0.55	6.03	3.77
VT	0.00	0.00	999.00	0.00	999.00	0.00	0.65	0.00	0.07
WA	2.41	3.43	999.00	7.03	999.00	1.78	4.03	0.00	2.32
WI	0.00	1.06	999.00	4.13	999.00	0.32	0.55	0.00	0.32
WV	0.07	0.00	999.00	0.00	999.00	0.00	0.00	0.00	0.03
WY	0.06	0.00	999.00	0.00	999.00	0.09	0.00	0.00	0.04
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Net Rate

CURRENT NET COUPON	1	2	3	4	5	6	7	8	Total
- 4.999	24.37	4.93	999.00	71.33	999.00	13.20	25.04	12.26	16.85
5.000 - 5.249	21.53	14.69	999.00	17.04	999.00	20.63	14.48	9.36	18.58
5.250 - 5.499	22.98	33.72	999.00	1.80	999.00	41.83	29.05	12.87	29.01
5.500 - 5.749	18.41	33.14	999.00	2.85	999.00	21.50	17.92	51.79	23.23
5.750 - 5.999	6.72	9.91	999.00	5.74	999.00	2.38	6.79	8.75	8.54
6.000 - 6.249	3.46	2.85	999.00	0.00	999.00	0.24	3.91	0.00	2.29
6.250 - 6.499	1.76	0.75	999.00	0.00	999.00	0.22	1.55	3.54	0.97
6.500 - 6.749	0.34	0.00	999.00	1.24	999.00	0.00	0.00	0.00	0.16
6.750 - 6.999	0.09	0.00	999.00	0.00	999.00	0.00	0.00	1.43	0.15
7.000 - 7.249	0.20	0.00	999.00	0.00	999.00	0.00	1.27	0.00	0.16
7.250 - 7.499	0.14	0.00	999.00	0.00	999.00	0.00	0.00	0.00	0.05
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Remaining Term

REMAINING TERM	1	2	3	4	5	6	7	8	Total
181 - 240	0.32	0.00	999.00	0.00	999.00	0.00	0.00	0.00	0.12
241 - 359	76.06	96.95	999.00	90.44	999.00	88.82	95.98	100.00	87.64
360 - 360	23.63	3.05	999.00	9.56	999.00	11.18	4.02	0.00	12.24
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Purpose

LOAN PURP	1	2	3	4	5	6	7	8	Total
CASH OUT REFINANCE	21.56	19.44	999.00	21.91	999.00	18.14	16.64	15.32	18.91
CONSTRUCTION	0.00	0.40	999.00	0.00	999.00	0.00	0.00	0.00	0.04
PURCHASE	25.96	36.04	999.00	22.14	999.00	26.24	35.63	42.99	26.59

BSARM 2003-01

Purpose

LOAN PURP	1	2	3	4	5	6	7	8	Total
RATE/TERM REFINANCE	52.48	44.12	999.00	55.95	999.00	55.61	47.73	41.69	54.46
TOTAL	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00

Occupancy

OCCTYPE	1	2	3	4	5	6	7	8	Total
INVESTOR	1.77	1.72	999.00	3.84	999.00	0.08	3.08	0.00	1.28
OWNER OCCUPIED	95.38	97.34	999.00	92.01	999.00	96.11	93.24	96.46	95.71
SECOND HOME	2.85	0.93	999.00	4.15	999.00	3.80	3.69	3.54	3.01
TOTAL	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00

Property Type

PROPTYPE	1	2	3	4	5	6	7	8	Total
2-4 FAMILY	0.41	0.00	999.00	0.00	999.00	0.61	1.23	3.54	0.58
CO-OP	0.61	0.00	999.00	0.00	999.00	0.37	0.00	0.00	0.31
CONDO	5.09	8.06	999.00	3.85	999.00	5.04	10.25	3.05	5.38
HIRISE-CONDO	0.10	0.00	999.00	0.00	999.00	1.59	0.00	0.58	0.47
MANUFACTURED	0.00	0.00	999.00	0.00	999.00	0.00	0.00	0.00	0.04
PUD	14.03	23.28	999.00	12.86	999.00	4.45	23.88	15.68	11.91
SINGLE FAMILY	79.66	67.83	999.00	83.29	999.00	87.79	64.64	75.74	81.01
TOWNHOUSE	0.09	0.82	999.00	0.00	999.00	0.16	0.00	1.42	0.31
TOTAL	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00

Months to Roll

MO ROLL	1	2	3	4	5	6	7	8	Total
19 - 24	0.00	0.00	999.00	1.80	999.00	0.00	0.00	0.00	0.04
25 - 30	0.00	0.00	999.00	10.19	999.00	0.00	0.00	0.00	0.24
31 - 36	0.11	0.00	999.00	88.01	999.00	0.00	0.00	0.00	2.13
43 - 48	1.52	0.00	999.00	0.00	999.00	0.00	0.00	0.00	0.57
49 - 54	2.91	0.00	999.00	0.00	999.00	0.00	0.95	0.00	1.15
55 - 60	53.34	0.00	999.00	0.00	999.00	0.00	99.05	0.00	26.69
61 - 66	0.97	0.00	999.00	0.00	999.00	0.00	0.00	0.00	0.36
67 - 72	0.00	0.29	999.00	0.00	999.00	0.22	0.00	0.00	0.08
73 - 78	0.00	1.83	999.00	0.00	999.00	0.28	0.00	2.72	0.32
79 - 84	0.00	97.88	999.00	0.00	999.00	99.49	0.00	97.28	35.60
103 - 108	0.13	0.00	999.00	0.00	999.00	0.00	0.00	0.00	0.08
109 - 114	0.11	0.00	999.00	0.00	999.00	0.00	0.00	0.00	0.24
115 - 120	40.92	0.00	999.00	0.00	999.00	0.00	0.00	0.00	32.50
TOTAL	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00

Documentation

DOCTYPE	Group 1	Group 2	Group 3	Group 4	Group 5	Group 6	Group 7	Group 8	Total
FULL DOCUMENTATION	47.66	61.57	999.00	52.24	999.00	65.47	45.34	68.71	56.99
GMAC SELECT	0.00	0.00	999.00	2.60	999.00	0.55	5.75	0.00	0.69
GMAC SUPER SELECT	0.00	0.82	999.00	0.00	999.00	0.00	0.00	0.00	0.28
LOW DOC	14.27	0.00	999.00	11.19	999.00	0.00	5.21	0.00	5.95
NO DOCUMENTAION	7.31	1.45	999.00	0.00	999.00	7.66	0.00	2.66	6.00
REDUCED DOCUMENTATION	23.17	33.89	999.00	14.54	999.00	26.33	41.49	27.25	26.38

Documentation

DOCTYPE	Group 1	Group 2	Group 3	Group 4	Group 5	Group 6	Group 7	Group 8	Total
STREAMLINE	7.59	2.27	999.00	19.42	999.00	0.00	2.21	1.38	3.71
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Issuer

POOL1	1	2	3	4	5	6	7	8	Total
CENDANT	14.70	8.73	999.00	3.72	999.00	0.00	0.00	2.00	9.05
CHEVY	2.58	5.89	999.00	0.00	999.00	3.42	1.19	6.11	3.24
COUNTRYWIDE	29.99	52.80	999.00	12.60	999.00	0.00	69.82	27.89	22.44
ELOAN	10.94	0.00	999.00	19.50	999.00	6.05	0.51	0.00	5.99
ETRADE CENDANT	0.00	0.00	999.00	0.00	999.00	0.00	0.00	0.00	0.35
ETRADE GMAC	0.00	11.99	999.00	0.00	999.00	0.00	0.00	18.26	2.64
GMAC	0.73	0.00	999.00	15.19	999.00	1.08	12.96	1.21	2.40
NEXSTAR	0.86	4.98	999.00	11.36	999.00	0.00	6.58	6.42	1.70
WAMU	23.29	0.00	999.00	37.63	999.00	0.00	8.94	0.00	10.19
WELLS	16.92	15.62	999.00	0.00	999.00	89.44	0.00	38.11	41.99
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**